Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256487

PROSPECTUS SUPPLEMENT NO. 6

(to prospectus dated July 20, 2021)

STRYVE FOODS, INC.

Up to 5,609,398 Shares of Class A Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 20, 2021 (the “Prospectus”), related to the resale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 5,609,398 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Stryve Foods, Inc., a Delaware corporation (the “Company”), with the information contained in the Company’s Form 8-K, filed with the Securities and Exchange Commission (“SEC”) on October 18, 2021 (the “Report”). Accordingly, we have attached the Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our shares of Class A Common Stock and warrants are listed on the Nasdaq Stock Market under the symbol “SNAX” and “SNAXW,” respectively. On October 14, 2021, the closing sale price per share of our Class A Common Stock was $5.66 and the closing sale price per warrant was $0.7875.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 16 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 18, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 14, 2021

STRYVE FOODS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38785	87-1760117
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

5801 Tennyson Parkway, Suite 275 Plano, TX	75024
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (972) 987-5130

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock	SNAX	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	SNAXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02: Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of New Directors

On October 14, 2021, the Board of Directors (the “Board”) of Stryve Foods, Inc. (the “Company”) expanded the Board to nine members and appointed Gregory S. Christenson and Charles D. Vogt to be directors on the Board, effective immediately. Mr. Christenson was appointed as a Class II director and Mr. Vogt was appointed as a Class I director.

Gregory S. Christenson, age 53, is the Chief Financial Officer of Champion Petfoods and has served there since July 2019, where he leads finance, accounting, tax, legal, treasury, and strategy as well as corporate development. He joined Champion Petfoods from Amplify Snack Brands, Inc. (which was purchased by Hershey in 2018). At Amplify, Mr. Christenson served as the Chief Financial Officer and Executive Vice President, with responsibility for all public company financial and accounting aspects. Prior to his time at Amplify, he served as Chief Financial Officer of The WhiteWave Foods Company (which was purchased by Danone in 2017), as well as the Chief Financial Officer, America Foods and Beverages and Senior Vice President of WhiteWave. While at WhiteWave, he was integral in driving sustained growth in the business, including the acquisition and integration of six companies, selling the company to Danone, generating continued profit improvements, and leading the development and strengthening of its finance, accounting and IT functions. Prior to joining WhiteWave, Mr. Christenson was Chief Financial Officer and Vice President of Oberto Brands from 2011 to June 2013 and was responsible for the finance, accounting, IT, procurement and risk management functions. Before that he spent 14 years at Kraft Foods, Inc. in several financial leadership roles of expanding responsibility across several business units and functions, as well as a number of corporate roles. He spent the first seven years of his career in public accounting, mostly at KPMG. Mr. Christenson holds a Master of Business Administration in Finance from Northeastern University and Bachelor of Science in Accounting from Providence College.

Charles D. Vogt, age 58, is the President, Chief Executive Officer and a director of DZS INC. and has served there since August 2020. Prior to joining DZS INC., Mr. Vogt was the President, Chief Executive Officer and a Director of ATX Networks, a leader in broadband access and media distribution, where he led the company through extensive transformation and growth since February 2018 and remains a member of the board. From July 2013 to January 2018, Mr. Vogt served as President, Chief Executive Officer and a Director of Imagine Communications, where he directed the company through revolutionary change as it evolved its core technology, including large-scale restructuring and rebranding and multiple technology acquisitions as he implemented a disruptive vision and growth strategy. Before joining Imagine Communications, Mr. Vogt was President, Chief Executive Officer and a Director of GENBAND (today known as Ribbon Communications), where he transformed the company from a startup to the industry’s global leader in voice over IP and real-time IP communications solutions. His professional career has also included leadership roles at Taqua (Tekelec), Lucent Technology (Nokia), Ascend Communications (Lucent), ADTRAN, Motorola and IBM. Mr. Vogt received his B.S. in Economics and Computer Science from Saint Louis University.

Mr. Christenson and Mr. Vogt are each independent under the rules of the NASDAQ stock market and will receive the same compensation as the Company’s other non-employee directors. Mr. Christenson will serve on the Audit Committee and Compensation Committee of the Board and Mr. Vogt will serve on the Compensation Committee of the Board.

There are no family relationships between Mr. Christenson and Mr. Vogt and any director or other executive officer of the Company nor are there any transactions between Mr. Christenson or Mr. Vogt or any member of their immediate family, respectively, and the Company or any of its subsidiaries that would be reportable as a related party transaction. Further, there is no arrangement or understanding between Mr. Christenson or Mr. Vogt and any other persons or entities pursuant to which either Mr. Christenson or Mr. Vogt was appointed as a director of the Company.

The Company issued a press release regarding Mr. Christenson and Mr. Vogt being appointed as new directors to the Board, which press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

99.1	Press Release dated October 18, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 18, 2021

STRYVE FOODS, INC.

By:	/s/ Joe Oblas
Name:	Joe Oblas
Title:	co-CEO

Exhibit 99.1

FOR IMMEDIATE RELEASE

Stryve Foods Appoints Greg Christenson and

Charlie Vogt to its Board of Directors

PLANO, Texas – October 18, 2021 - Stryve Foods, Inc. (NASDAQ: SNAX) (“Stryve” or “the Company”), an emerging healthy snack and eating platform disrupting traditional CPG categories, and a leader in the air-dried meat snack industry in the United States, today announced the appointment of Greg Christenson and Charlie Vogt to Stryve’s Board of Directors (the “Board”), effective immediately. Mr. Christenson will serve as a member of the Audit Committee and Compensation Committee and Mr. Vogt will serve as a member of the Compensation Committee. The appointments of Mr. Christenson and Mr. Vogt will expand the Board to nine directors, six of whom are independent.

“I am thrilled to welcome both Greg and Charlie to our Board. They are proven leaders who possess broad and deep experience within their areas of expertise,” said Ted Casey, Chairman of the Board. “Their varied backgrounds, which are both rooted in optimizing growth, will be instrumental in helping Stryve achieve its strategic objectives.”

Greg Christenson is the Chief Financial Officer of Champion Petfoods, a role he’s held since July 2019. Prior to that, Mr. Christenson served as the Chief Financial Officer of multiple companies where he led all financial, accounting and IT functions, including Amplify Snack Brands, WhiteWave Foods and Oberto Brands. He also spent 14 years at Kraft Foods in several leadership roles.

Mr. Christenson holds a Master of Business Administration from Northeastern University and a Bachelor of Science degree from Providence College. He is an experienced executive with a history of building brands, delivering growth and driving profitability.

Charlie Vogt is the President and Chief Executive Officer at DZS, a role he’s held since August 2020. Prior to DZS, Mr. Vogt was President and CEO of four companies: ATX Networks, a global leader of optical access networking and media distribution solutions, Imagine Communications, a world-leading provider of video software and unified distribution solutions, GENBAND (now Ribbon Communications), a global leader in IP networking and software solutions, and Taqua, a market leader in softswitch technology. Earlier in his career, Mr. Vogt was instrumental in the operational and financial growth of several standard-setting technology companies, including ADTRAN and Ascend Communications, among others, that either became public companies or were acquired.

Mr. Vogt holds a Bachelor of Science degree from Saint Louis University. He brings two decades of experience as a CEO and over 30 years of experience in executing visionary strategies that resulted in unprecedented growth.

About Stryve Foods, Inc.

Stryve is an emerging healthy snacking and food company that manufactures, markets and sells highly differentiated healthy snacking and food products that Stryve believes can disrupt traditional snacking and CPG categories. Stryve’s mission is “to help Americans eat better and live happier, better lives.” Stryve offers convenient products that are lower in sugar and carbohydrates and higher in protein than other snacks and foods.

Stryve’s current product portfolio consists primarily of air-dried meat snack products marketed under the Stryve®, Kalahari®, Braaitime®, and Vacadillos® brand names. Unlike beef jerky, Stryve’s all-natural air-dried meat snack products are made of beef and spices, are never cooked, contain zero grams of sugar, and are free of monosodium glutamate (MSG), gluten, nitrates, nitrites, and preservatives. As a result, Stryve’s products are Keto and Paleo diet friendly. Further, based on protein density and sugar content, Stryve believes that its air-dried meat snack products are some of the healthiest shelf-stable snacks available today.

Stryve distributes its products in major retail channels, primarily in North America, including grocery, club stores and other retail outlets, as well as directly to consumers through its e-commerce websites and through the Amazon platform.

For more information about Stryve, visit www.stryve.com or follow us on social media at @stryvebiltong.

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Contacts:

ICR Investor Relations:

Raphael Gross, (203) 682-8253

raphael.gross@icrinc.com

ICR Media Relations:

Eric Becker, (303) 638-3469

eric.becker@icrinc.com